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                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
May 19, 2006

                 CANWEST AGREES TO SELL ITS STAKE IN TV3 IRELAND
       EXPECTS TO RECEIVE APPROXIMATELY E138 MILLION (C$198 MILLION)

Winnipeg, Canada - CanWest Global Communications Corp. announced today that certain of its subsidiaries, together with certain other shareholders of CanWest Granada Media Holdings Limited (CGMH), had entered into an agreement with funds managed by Doughty Hanson & Co., one of the largest independent private equity firms in Europe, to sell all of the securities of CGMH, which owns and operates the TV3 television network in the Republic of Ireland, and its sales representative, CanWest Ireland Sales Limited, for an aggregate price of E265 million (approximately C$381 million at current foreign currency exchange rates). The purchase price will be payable in cash at completion, and will be subject to certain customary price adjustments based upon the companies' financial positions at the completion date. Completion of the transaction is conditional upon the purchaser obtaining certain regulatory approvals. The transaction is also subject in certain respects to a pre-emption right in favour of Granada Media Group Limited, a subsidiary of U.K. media company ITV plc.

CanWest owns 45% of CGMH and 100% of CanWest Ireland Sales Limited. Subject to the aforementioned price adjustments to be determined upon completion of the transaction, CanWest expects to receive approximately E138 million (approximately C$198 million at current foreign currency exchange rates) of the E265 million sale proceeds, which upon completion of the transaction will be used to further strengthen CanWest's financial position.

"We are extremely pleased with the agreement that we have reached for the sale of TV3," said Tom Strike, President of CanWest MediaWorks International. "Launched in 1998, TV3 was the first private television broadcaster in Ireland, and its enormous success is a testament to the vision of our partner and network founder, James Morris, and hard work of the network's management and staff. We have every confidence that TV3 will continue as one of Ireland's pre-eminent free-to-air television networks under its new owner."

Leonard Asper, CanWest's President and Chief Executive Officer, added, "This transaction is yet another important step in CanWest's ongoing program to improve its financial capacity and flexibility. That additional capacity and flexibility will be used to strengthen our existing core operations and to pursue additional growth opportunities."

Hawkpoint Partners Limited acted as financial advisor and Clifford Chance LLP and A&L Goodbody acted as legal advisors to CanWest on the transaction.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and

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uncertainties. These factors could cause actual future performance to vary materially from current expectations.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Ireland, Singapore, Malaysia, Turkey and the United Kingdom.

For further information contact:

Tom Strike
President, CanWest MediaWorks International
Tel: +1 204 956 2025
Fax: +1 204 947 9841